UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                     SEC FILE NUMBER    0-021403

                           NOTIFICATION OF LATE FILING

(Check One): [ ]Form 10-K     [ ]Form 20-F     [ ]Form 11-K    [X]Form 10-Q
   Form N-SAR

For Period Ended:  September 30, 2002
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Voxware, Inc.
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Full Name of Registrant


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Former Name if Applicable

Lawrenceville Office Park, P.O. Box 5363
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Address of Principal Executive Office (Street and Number)

Princeton, NJ 08543
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City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     Voxware, Inc. (the "Company") is unable to timely file its Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2002 (the "Form 10-Q") without unreasonable effort or expense because management of the Company has been utilizing much of its efforts in attempting to raise capital. The Form 10-Q is currently being prepared and will be filed no later than the 5th calendar day following the November 14, 2002 due date of the Form 10-Q.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Nicholas Narlis             (609)                   514-4100
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           (Name)               (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ]No
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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see exhibit A attached hereto and forming a part hereof.
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                                  Voxware, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2002     By:     /s/ Nicholas Narlis
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                                    Senior Vice President and
                                    Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    EXHIBIT A

                                     PART IV
                                OTHER INFORMATION

(3) For the three months ended September 30, 2002, the Company expects to report that it had revenue of approximately $1,572,000, an increase of $1,034,000 from revenue of $538,000 in the comparable quarter last year. The Company also expects to report that, for the three months ended September 30, 2002, it had a net loss of approximately $416,000 as compared to the net loss of approximately $1,568,000 in the comparable quarter last year. Net loss per share for the three months ended September 30, 2002 is expected to be not more than $0.03 per share compared to net loss per share of $0.12 for the comparable quarter last year.

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